Exhibit 20.1

November 28, 2011

Dear Shareholder,

My name is Fouad Kallamni and I am President of Premier Beverage Group Corp.  In this letter, I want to share with you some exciting information about Premier Beverage Group, along with background on who we are, where we are today and a peek into where we are going.

On November 25, 2011, we announced our new ticker symbol (PBGC), one that more accurately reflects your company’s mission and market.  Those who understand the importance of having the right ticker symbol will understand that this is a major move for our company and for our shareholders.

But there is more important news for you.  We are on the threshold of launching a new generation of energy beverages – premium offerings that in our view represent an evolution of mainstream energy drinks – with dynamic new marketing advantages.  We expect to announce these before the end of Q4 for implementation early in the New Year.  In addition, we will soon be announcing information regarding our unique product formulation and packing innovations which will increase the “buzz” about our products.  We also have a well-defined strategy to compete in the captive brands market and will share the details of our progress in this area as well.   Please stay tuned for these announcements.

Who we are.

Before I get into the details of our business, I’d like to share with you a bit of our history.  Having spent the greater part of the last decade frequenting exclusive venues in New York City, where taste and style conscious people spent their evenings drinking everything from champagne to speak-easy cocktails, I became enamored with the ever-changing variety of drinks, and the world’s greatest spirit brands that credentialed them.

I felt there was an anomaly where premium vodka bottles and specially designed glasses, were being paired with extreme energy drinks; which more than likely were intended for college kids rather than as a primary ingredient in the hands of a mixologist.  Given the price of cocktails and the care taken to use fresh and natural ingredients, it became very clear that these energy drinks with unknown and artificial ingredients, not to mention their unpleasant aftertaste, were simply unacceptable for high-end quality drinks and the venues where they were being served.

That’s when I decided to take matters into my own hands. I traveled to Austria, the motherland of energy drinks, to partner with the best beverage formulators in the world. We spent months developing a natural formula and sourcing the finest ingredients. After many trials, OSO was perfected and born, meeting my exacting standards and ambition to introduce this unparalleled beverage in New York’s finest establishments.  The final undertaking was designing a world-class bottle that would feature the pristine clarity of the liquid and become the premium experience that exceeds a standard energy drink.

As the functional beverage market began to grow, I also noted that competition for retail space became fierce. We knew we needed to create substantial demand first by making OSO exclusive to on premise venues before we could move into retail, where demand was growing fast for energy drinks. But we decided to approach the retail market from a different angle.  Instead of going up against the big three alone, we decided to partner with retailers by offering them a turnkey private label functional beverage program.  We developed a model where we create the brands, we manufacture the product, and we sell it to the retailer under a contract.  With this strategy, we can receive excellent placement on the shelves, as retailers are keen to push their store brands as much as possible.  We can effectively compete with the big three with no marketing dollars – just a strong partnership with the retailer.

Where we are today.

Premier Beverage Group is capitalizing on this premium and captive brand experience and putting it to work for you. Today we are a creator and marketer of functional beverage brands.  We employ a complimentary two-tiered strategy that blends the large upside potential of consumer brand ownership with a lower risk, predictable captive brands strategy.  Our flagship brand is OSO, a premium energy beverage that we sell to high profile on premise accounts in New York.  Our captive brands division which we recently launched involves the creation and sale of retailer-specific brands in high-growth, strategic markets in partnership with retailers.  Our strategy is intended to provide a compelling base business with instant scale and cash flow to finance additional product and business development in new strategic markets.

We compete in the functional beverage category, which includes energy drinks, energy shots, and enhanced waters, to name a few.  This market experienced substantial growth from 2004 to 2008 according to market research firm Mintel, to over $9.2 billion in the United States alone.  During this period, beverage categories such as energy drinks have expanded substantially, and have had a material impact upon the beverage landscape.  The functional beverage category has uncovered a previously unexposed consumer need that traditional beverages did not address.  We believe these beverages are quickly becoming the drink of choice for the younger generation, and have clearly moved out of “fad” status into the mainstream market.   We also believe the market will continue growing as these younger generations mature and new generations begin to consume these products.

Our premium brand, OSO, is currently offered in an 8.4oz aluminum can, in two flavors, Original and Sugar-Free.  We produce OSO in Austria using only the finest ingredients, and import the product into the US.  By the end of 2011, we expect to go into production for the much anticipated OSO glass bottle, and expect to be offering the new bottle and new redesigned aluminum cans in the first quarter of 2012.  We are launching the glass bottle exclusively in New York, where we currently have a solidified presence with OSO in the hard to penetrate on premise market, and have planned a roadmap that includes other east coast cities like Miami, Boston, Philadelphia, Atlanta and Washington DC.  We are sourcing and evaluating distribution partners that can help build our business and we are also looking at certain international opportunities.  However, all that said, our key market is New York City, a market which we have only begun to tap.

Through our recently announced captive brands initiative, we plan to offer a turnkey solutions for retailers, from brand creation to product manufacturing, in return for an exclusive supply agreement and/or an ongoing royalty on sales of the products.  Captive brands are the next generation of “private label,” and we have been at the forefront of this trend.  Especially in light of the recent downturn in the economy, retailers are seeking to increase margin and unit-yield of shelf space, and are increasingly looking towards their own brands to maximize revenue opportunities.  Consumers are also interested in saving money. The new generation of captive brands actually focuses, just like the major brands, on the principals of brand management and marketing.  The brands have character, great packaging, and are supported with sophisticated marketing and premium shelf-space – not to mention a quality product to back it all up.

Where we are going.

We have an opportunity to build a well-balanced business that provides all stakeholders with the opportunity to participate in the future success of OSO, supported by our planned captive brands business.  I believe OSO is one of a kind and is poised for substantial growth in a market that is screaming for innovation.  Our recent entre into the public markets has provided us with additional visibility, access to the capital markets to grow our business, and a currency for acquisitions and talent attraction/retention.  We are excited about the years to come, and look forward to your support.

If you have any questions or would like additional information, please contact us at ir@premierbeveragegroup.com.  Thank you for taking the time to learn more about Premier Beverage Group.

Sincerely,

Fouad Kallamni
President and Chief Executive Officer
Premier Beverage Group Corp.